FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

82-1711


05009120


FOSTER'S
GROUP

Inspiring Global Enjoyment

20 June 2005 Fosters Brewing

SUPPL

Foster's US$300 million Multi-Currency Facility Signed

Second Stage of Southcorp Refinancing Completed

Foster's Group Limited (Foster's) today announced it had successfully completed the second stage of its refinancing of the A$2.7 billion bridge facility put in place to fund the acquisition of Southcorp Limited (Southcorp).

The new facility is a US$300 million Syndicated Multi-Currency Revolving Facility with a 7 year term, which Foster's can draw in U.S. dollars, Australian dollars, Sterling and Euro.

The syndicate of leading local and international banks that significantly oversubscribed Foster's £525 million 1, 3 and 5 year Multi-Currency Syndicated Revolving Facility last week was approached for a separate U.S. dollar based 7 year facility.

Both Foster's and the Joint Lead Arrangers (Australian and New Zealand Banking Group, Citigroup, Commonwealth Bank of Australia, National Australia Bank and Westpac Banking Corporation) were delighted with the result and speed of response from the core banking syndicate that allowed the deal to be signed within days of executing the £525 million facility.

Pete Scott, Chief Financial Officer said "Foster's is very pleased with the further support from the banking syndicate, the financing flexibility such a facility provides over an extended period and the extremely competitive pricing achieved versus alternative sources of long-term debt."

This announcement does not constitute an offer of securities for sale in Australia, the United States, or any other jurisdiction. Any securities described in this announcement may not be offered or sold in the United States absent registration under the U.S. securities laws.

Further information:

Media
Lisa Keenan
Tel: +61 3 9633 2265
Mob: 0409 150 771

Investors
Chris Knorr
Tel: +61 3 9633 2685
Mob: 0417 033 623